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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

Dresser-Rand Group, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
261608 10 3
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve GP X, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	84-2133571

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve GP X, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	56-2416968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve Fund X, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	51-0490000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve GP IX, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	91-2092543

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve GP IX, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	91-2084653

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No.	261608 10 3

1	NAMES OF REPORTING PERSONS: First Reserve Fund IX, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	91-2984652

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		54,221,932

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		54,221,932

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	54,221,932

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	63.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
*Based on the 85,446,482 shares of the Issuer’s Common Stock that were issued and outstanding as of January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006.

CUSIP No. 261608 10 3
Item 1(a). Name of Issuer
Dresser-Rand Group, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices
Paul Clark Drive, Olean, New York, 14760
Item 2(a). Name of Persons Filing
This Schedule 13G is filed on behalf of each of the following entities (collectively, the “Reporting Persons”):
     First Reserve GP X, Inc.
     First Reserve GP X, L.P.
     First Reserve Fund X, L.P.
     First Reserve GP IX, Inc.
     First Reserve GP IX, L.P.
Each of the shares listed in Item 4 below for each Reporting Person is directly held by D-R Interholding, LLC (“Interholding”). Dresser-Rand Holdings, LLC (“Holdings”) is the sole member of Interholding. First Reserve Fund IX, L.P. (“Fund IX”) and First Reserve Fund X, L.P. (“Fund X”) are the two managing members of Holdings, and in such capacity may each be deemed to share beneficial ownership of the shares of the Issuer held for the account of Interholding. First Reserve GP IX, L.P. (“GP IX”) is the general partner of Fund IX and may be deemed to share beneficial ownership of the shares of the Issuer held for the account of Interholding. First Reserve GP IX, Inc. is the general partner of GP IX and may be deemed to share beneficial ownership of the shares of the Issuer held for the account of Interholding. First Reserve GP X, L.P. (“GP X”) is the general partner of Fund X and may be deemed to share beneficial ownership of the shares of the Issuer held for the account of Interholding. First Reserve GP X, Inc. is the general partner of GP X and may be deemed to share beneficial ownership of the shares of the Issuer held for the account of Interholding.
Item 2(b). Address of Principal Business Office of Each Reporting Person
One Lafayette Place, Third Floor, Greenwich, Connecticut 06830
Item 2(c). Citizenship of Each Reporting Person
Delaware
Item 2(d). Title of Class of Securities
     Common Stock, par value $0.01 per share

CUSIP No. 261608 10 3
Item 2(e). CUSIP Number
[          ]

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership
As of December 31, 2005, the following shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Dresser-Rand Group, Inc., a Delaware corporation (the “Issuer”), were beneficially owned by the Reporting Persons (all percentages of Common Stock reported in this statement on Schedule 13G (the “Schedule 13G”) have been calculated based on the Common Stock outstanding on January 1, 2006, as reported in the Issuer’s draft registration statement on Form S-1, filed with the U.S. Securities and Exchange Commission on January 26, 2006).

First Reserve GP X, Inc.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

CUSIP No. 261608 10 3

First Reserve GP X, L.P.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

First Reserve Fund X, L.P.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

First Reserve GP IX, Inc.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

First Reserve GP IX, L.P.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

First Reserve Fund IX, L.P.:	Amount beneficially owned:	54,221,932
	Percent of class:	63.5%
	Sole voting power:	0
	Shared voting power:	54,221,932
	Sole dispositive power:	0
	Shared dispositive power:	54,221,932

CUSIP No. 261608 10 3
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST RESERVE GP X, INC.

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

FIRST RESERVE GP X, L.P.

	By:	First Reserve GP X, Inc.,
Its General Partner

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

FIRST RESERVE FUND X, L.P.

	By:	First Reserve GP X, L.P.,
Its General Partner

	By:	First Reserve GP X, Inc.,
Its General Partner

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

FIRST RESERVE GP IX, INC.

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

FIRST RESERVE GP IX, L.P.

	By:	First Reserve GP IX, Inc.,
Its General Partner

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

FIRST RESERVE FUND IX, L.P.

	By:	First Reserve GP IX, L.P.,
Its General Partner

	By:	First Reserve GP IX, Inc.,
Its General Partner

Date: February 10, 2006	By:	/s/ Anne E. Gold

Name: Anne E. Gold
Title: Assistant Secretary

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement dated February 10, 2006 among the Reporting Persons.